Brookfield

Brookfield Renewable Partners L.P.

Q3 2020 INTERIM REPORT

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 19,400 megawatts ("MW") of capacity and annualized long-term average ("LTA") generation of approximately 57,400 gigawatt hours ("GWh"), in addition to a development pipeline of over 18,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at September 30, 2020:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	31	140	3,148	13,503	2,523
Canada	18	29	1,098	3,656	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States(2)	—	27	2,075	6,926	—
Canada	—	4	483	1,437	—
	—	31	2,558	8,363	—
Europe(3)	—	45	1,062	2,365	—
Brazil	—	19	457	1,950	—
Asia	—	9	660	1,650	—
	—	104	4,737	14,328	—

Solar
Utility(4)	—	97	2,587	5,405	—
Distributed generation(5)	—	4,889	847	1,143	—
	—	4,986	3,434	6,548	—

Storage(6)	2	3	2,688	—	5,220
Other(7)	—	6	580	—	—
	84	5,318	19,363	57,444	12,707
(1)LTA is calculated based on our portfolio as at September 30, 2020, reflecting all facilities on a consolidated basis, including equity-accounted investments, and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes a battery storage facility in North America (10 MW).
(3)Includes two wind facilities (47 MW) in Europe that have been presented as Assets held for sale.
(4)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (600 MW) and Europe (2,088 MW).
(7)Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2020 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,315	3,614	3,502	4,054	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,165	9,824	8,141	9,438	36,568
Wind
North America
United States	1,877	1,851	1,392	1,806	6,926
Canada	400	345	273	419	1,437
	2,277	2,196	1,665	2,225	8,363
Europe(2)	711	530	455	669	2,365
Brazil	371	494	606	479	1,950
Asia	368	439	454	389	1,650
	3,727	3,659	3,180	3,762	14,328
Solar
Utility(3)	1,042	1,653	1,775	935	5,405
Distributed generation	226	349	345	223	1,143
	1,268	2,002	2,120	1,158	6,548
Total	14,160	15,485	13,441	14,358	57,444
(1)LTA is calculated on a consolidated basis, including equity-accounted investments, and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes two wind facilities (47 MW) in Europe that have been presented as Assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2020 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	798	870	843	978	3,489
Brazil	988	998	1,009	1,009	4,004
	5,019	5,448	4,295	4,899	19,661
Wind
North America
United States	1,221	1,199	894	1,177	4,491
Canada	376	328	261	394	1,359
	1,597	1,527	1,155	1,571	5,850
Europe(2)	393	294	249	364	1,300
Brazil	126	168	210	165	669
Asia	99	118	121	104	442
	2,215	2,107	1,735	2,204	8,261
Solar
Utility(3)	383	659	697	339	2,078
Distributed generation	142	223	219	140	724
	525	882	916	479	2,802
Total	7,759	8,437	6,946	7,582	30,724
(1)LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes two wind facilities (47 MW) in Europe that have been presented as Assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements''. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

We continue to establish ourselves as the preeminent renewables franchise and are playing a significant role in assisting the world achieve its decarbonization goals. Over the past 20 years, we have developed and scaled our renewable power business to 38,000 megawatts of operating and development assets globally and established deep expertise across all major renewable technologies. Our focus continues to be building a leading, differentiated business and fostering relationships with governments and businesses around the world to support their transition to a greener future.

Our strategy is simple and remains unchanged – acquire for value, finance our businesses on an investment grade basis, and enhance value through our operational capabilities. This strategy has proven to be effective over many years and through economic cycles. Looking ahead, we believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable technologies. As this occurs, market conditions will increasingly favor investors like ourselves with a diversified business that can drive value using both our global scale and depth of operating expertise.

We are currently seeing increasing opportunities in our strategies of additionality and energy transition. This includes growing asset classes and technologies that leverage our existing knowledge, such as distributed generation, green hydrogen, and flexible capacity, and we expect this trend to continue moving forward.

Recently we executed on a broad range of transactions that highlight the unique strengths and differentiated value of our business. Our largest transaction was completing the merger of TerraForm Power on an all-stock basis. The transaction was immediately cash accretive, expands our wind and solar business in North America and Europe and further enhances our position as one of the largest, publicly traded pure-play renewable power businesses globally.

We also closed the acquisition of 1,200 MW shovel-ready solar development project in Brazil, one of the largest solar projects globally. The project is over 75% contracted under long-term agreements and we intend to leverage our local power marketing expertise to contract the remaining generation and use our global scale to drive down equipment procurement and operating costs to deliver value over time.

This week, we announced our intention to launch an offer to privatize Polenergia, a scale renewable business in Europe, in partnership with the current majority shareholder. The investment represents an opportunity to invest in an attractive onshore wind platform and provides an attractive entry into the offshore wind sector in Europe through a 3,000-megawatt development pipeline, which we expect to construct over the next 5 to 7 years in partnership with an experienced offshore wind developer.

And we acquired a portfolio of loans from one of the largest non-bank financial companies in India for approximately $200 million. The investment, which is secured by approximately 2,500-megawatts of operating assets, is expected to earn returns in excess of 15%, and further expands our presence in the region.

Finally, we funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest in TransAlta Corporation at the beginning of 2019. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high-quality hydroelectric facilities in Alberta between 2025 and 2028 based on a multiple of 13 times the average annual EBITDA for the three years prior to conversion. The investment, which was the culmination of a multi-year dialogue, enhances our strategic relationship with the company to help advance its goal of transitioning to a low carbon energy future.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Additional highlights include:
•Generated FFO of $157 million or $0.38 per unit in the quarter, a 12% increase from prior year, as we benefited from contributions from new acquisitions, including our increased ownership in TerraForm Power;
•We agreed on transactions to invest ~$900 million (~$250 million net to BEP) of equity;
•We completed the special distribution of Brookfield Renewable Corporation which has led to increased demand and enhanced liquidity for our securities;
•Our liquidity remains robust at $3.3 billion and our balance sheet remains in excellent shape – with no material debt maturities over the next five years and, so far this year, we generated $900 million of proceeds ($326 million net to BEP) from asset recycling initiatives; and
•We have announced a split of our units and shares on a 3-for-2 basis. While splitting the units and shares has no effect on the value of the company, it costs us virtually nothing to do, and it keeps the unit and share prices within a reasonable range for investors.

Results from Operations

During the third quarter, we generated FFO of $157 million or $0.38 per unit, a 12% increase from prior year as the business benefited from strong asset availability and contributions from organic growth and recent acquisitions. On a normalized basis, our results are up 28%.

During the quarter, our hydroelectric segment delivered FFO of $113 million. While generation for the quarter was below the long-term average level, driven by drier conditions across our fleet, year-to-date generation has been roughly in line with long term average. As we have consistently emphasized, we do not manage the business on under or overperformance of generation relative to the long-term average in any given period. Instead, we remain focused on diversifying the business from both a geographic and technology perspective, which mitigates short-term exposure to resource volatility, and regional or market disruptions.

Across our hydroelectric portfolio, we continue to focus on securing contracts that value the uniqueness of our fleet as a generator of dispatchable carbon free electricity and ancillary services. Subsequent to quarter-end, we agreed to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America and over 90% of JPMorgan’s real estate operations in New York. These transactions demonstrate our ability to address diverse customer needs for renewable supply across both wholesale and retail energy markets. Additionally, in South America we signed 25 contracts in the quarter with high-quality, creditworthy counterparties for a total of almost 2,000 gigawatt-hours per year, substantially contracting our recently acquired solar development assets in the region.

Our wind and solar segments continue to generate stable revenues and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. During the quarter, these segments generated a combined $126 million of FFO, representing a 70% increase over the prior year, as we benefited from contributions from acquisitions, including our increased ownership in TerraForm Power, and 33 megawatts of solar projects commissioned during the quarter.

Finally, we continued to advance our global development activities, including progressing almost 2,700 megawatts of construction diversified across distributed- and utility-scale solar, wind, storage, and hydro in 8 different countries. We are also progressing approximately 1,110 megawatts of advanced-stage projects through final permitting and contracting. In total, we expect these projects to contribute approximately $116 million in FFO on a run-rate basis.

Balance Sheet and Liquidity

Our financial position continues to be in excellent shape. We have approximately $3.3 billion of total available liquidity, and our investment grade balance sheet has no material maturities over the next five years and approximately 90% of our financings are non-recourse to BEP.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

During the quarter, we continued to take advantage of the low interest environment and executed on $900 million of investment grade financings, including a C$425 million, 30-year corporate green bond issuance, which brings our total green financings to date to over $4 billion and extends our average corporate debt duration to 14 years.

We continued to execute on our capital recycling program of monetizing mature, de-risked assets. During the quarter, we closed the sale of the final project in our South African portfolio. Since acquiring these assets as part of a broader global transaction in 2017, we have returned almost $200 million of capital (~$60 million net to BEP) representing over 2.5 times our investment. Following the quarter, we also executed the sale of a 40% equity interest in an 852-megawatt portfolio in the U.S. and 47 megawatts of operating wind assets in Ireland for total proceeds of over $400 million ($233 million net to BEP).

Outlook

Looking ahead, we continue to focus on growing our business and executing on our key operational priorities, including maintaining a robust balance sheet, maintaining access to diverse sources of capital, and surfacing value through enhanced cash flows from our existing portfolio.

We believe that we have established ourselves as one of the few entities with the scale, track record and global capabilities to partner with governments and businesses to help them achieve their goal of greening the global electricity grids, while earning a strong total return of 12-15% for our investors over the long term. On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.

Sincerely,
Connor Teskey
Chief Executive Officer
November 4, 2020

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a proven track record as a publicly-traded operator and investor in the renewable power sector for over 20 years. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 19,400 MW of installed capacity largely across four continents, a development pipeline of over 18,000 MW, and annualized long-term average generation on a proportionate basis of approximately 30,700 GWh.
The following charts illustrate annualized long-term average generation on a proportionate basis:
Helping to accelerate the decarbonization of the electricity girds. As the world transitions to renewable energy and looks to reduce CO2 consumption, we believe we are one of the entities of scale, with the track record and global capabilities to deliver investors a resilient, stable distribution plus meaningful growth through all market cycles.  Our carbon footprint is one of the lowest in the sector, and our annual generation of 57 terawatt-hours avoids approximately 28 million metric tons of carbon dioxide emissions annually.  As one of the largest issuers of green bonds globally, we offer debt investors the ability to invest in our renewable power portfolio or in particular assets directly. Finally, we offer customers the ability to procure renewable generation across multiple technologies, and in 2020, we have nearly 18,000 gigawatt-hours contracted with commercial and industrial customers, power authorities and utilities alike across all our core regions.
Stable, diversified and high-quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 95% of our proportionate generation output in 2020 was contracted with high-quality counterparties including public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 18%, and over 80% of our proportionate borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 14 years and 11 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate, and only 5% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at September 30, 2020 is over $3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 operating employees and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities spans over 100 years and includes full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our over 18,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed over $5 billion in equity as we have invested in, acquired, or commissioned approximately 14,400 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2020
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 is provided as of November 4, 2020. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares ("exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. ("TerraForm Power") pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the "TerraForm Power acquisition"). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
Simultaneously with the closing of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with the certain indirect subsidiaries of Brookfield to transfer to Brookfield Renewable the power to vote their respective shares held of TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s book value in TerraForm Power. The combined results of TerraForm Power that was not owned by Brookfield Renewable will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2020 Highlights	12	Part 5 – Liquidity and Capital Resources	31
		Capitalization and available liquidity	31
Part 2 – Financial Performance Review on Consolidated Information	15	Borrowings	32
		Consolidated statements of cash flows	34
		Shares and units outstanding	36
Part 3 – Additional Consolidated Financial Information	17	Dividends and distributions	36
Summary consolidated statements of financial position	17	Contractual obligations	37
Related party transactions	18	Off-statement of financial position arrangements	37
Equity	20
		Part 6 – Selected Quarterly Information	38
Part 4 – Financial Performance Review on Proportionate Information	22	Summary of historical quarterly results	38

Proportionate results for the three months ended September 30	23	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	43
Reconciliation of non-IFRS measures	27
Contract profile	30	Part 8 – Presentation to Stakeholders and Performance Measurement	45

		Part 9 – Cautionary Statements	49

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 1 – Q3 2020 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Operational information
Capacity (MW)	19,363	18,042	19,363	18,042
Total generation (GWh)
Long-term average generation	13,446	12,332	43,124	40,077
Actual generation	12,007	11,089	39,534	40,095

Proportionate generation (GWh)
Long-term average generation	6,618	5,821	20,644	19,628
Actual generation	5,753	5,213	19,469	20,061
Average revenue ($ per MWh)	85	82	78	77

Selected financial information
Net loss attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
Basic income (loss) per LP unit(1)	(0.44)	(0.18)	(0.58)	(0.17)
Consolidated Adjusted EBITDA(2)	611	649	2,045	2,197
Proportionate Adjusted EBITDA(2)	371	301	1,158	1,096
Funds From Operations(2)	157	133	606	590
Funds From Operations per Unit(2)(3)	0.38	0.34	1.52	1.52
Distribution per LP unit(1)	0.43	0.41	1.30	1.24
(1)For the three and nine months ended September 30, 2020, weighted average LP units totaled 181.7 million and 179.9 million, respectively (2019: 178.9 million and 178.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three and nine months ended September 30, 2020 were 416.4 million and 398.3 million, respectively (2019: 389.1 million and 389.0 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2020	December 31, 2019
Liquidity and Capital Resources
Available liquidity	$3,267	$2,695
Debt to capitalization – Corporate	18%	16%
Debt to capitalization – Consolidated	45%	40%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	83%	77%
Floating rate debt exposure on a proportionate basis(1)	5%	5%
Medium term notes
Average debt term to maturity	14 years	10 years
Average interest rate	3.9%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	10 years
Average interest rate	4.7%	5.1%
(1)Excludes 4% (2019: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Operations
We delivered Funds From Operations of $157 million or $0.38 per Unit, which represents a 12% increase on a per Unit basis from the prior year driven by:
•Contributions from growth, predominately from the merger of TerraForm Power;
•Relatively higher realized prices in Canada, United States and Brazil on the back of inflation escalation and commercial contracting initiatives;
•Higher margins due to cost reduction initiatives;
•Partially offset by lower generation, primarily at our hydroelectric facilities in North America (12% below long-term average).
After deducting non-cash depreciation, net loss attributable to Unitholders for the three months ended September 30, 2020 was $162 million or $0.44 per LP unit, compared to a net loss of $58 million or $0.18 per LP unit in the prior year.
We continued to focus on extending our contract profile:
•In Colombia, secured 19 inflation-indexed contracts for 1,515 GWh/year, including individual contracts with up to seven years in duration
•In Brazil, entered into 6 inflation-indexed new contracts to deliver 431 GWh/year, including individual contracts with up to 15 years in duration
•Following the quarter, we agreed to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America and over 90% of JPMorgan’s real estate operations in New York
Liquidity and Capital Resources
We remain well capitalized and backed by a resilient balance sheet:
•Liquidity position remains robust, with $3.3 billion of total available liquidity, no material debt maturities over the next five years and a strong investment grade balance sheet (BBB+)
•Capitalized on the low interest rate environment and sourced liquidity from diverse funding levers by executing on approximately $900 million of investment grade financings
◦Secured over $550 million of non-recourse financings during the quarter
◦Completed the issuance of approximately C$425 million, 30-year corporate green bonds, which extended our average corporate debt maturity to 14 years and reduced our annual interest costs by over $5 million
•So far this year, we generated almost $900 million of proceeds ($326 million net to Brookfield Renewable) from capital recycling initiatives
◦Completed the sale of the final project in our South African portfolio
◦Following the quarter, we also executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and 47 MW of operating wind assets in Ireland for total proceeds of over $400 million ($233 million net to Brookfield Renewable)
◦Announced a three to two unit and share split
Growth and Development
We completed the special distribution of exchangeable shares of BEPC. The holders of LP units of record as of July 27, 2020 received one (1) exchangeable share for every four (4) LP units held, or 0.25 exchangeable shares for each LP unit.
Following the special distribution of exchangeable shares, we completed the merger of TerraForm Power on an all-stock basis, other than the approximately 62% already owned by Brookfield Renewable and its affiliates. TerraForm Power stockholders received exchangeable shares or, at their election, LP units as consideration.
Together with our institutional partners, acquired a 1,200 MW shovel-ready solar development project in Brazil.
We announced our intention to launch an offer to privatize Polenergia, a scale renewable business in Europe, in partnership with the current majority shareholder, providing entry into the offshore wind sector in Europe through a 3,000 MW development pipeline.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

We acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
We funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high quality hydroelectric facilities in Alberta commencing in 2025 based on a multiple of 13 times the average annual EBITDA for the three years prior to conversion.
We completed, together with our institutional and joint venture partners, the commissioning of 33 MW of development projects.
We continued to progress our development pipeline:
•Continued to advance the construction of close to 2,700 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects. Projects are expected to be commissioned between 2020 and 2023 and generate annualized Funds From Operations of approximately $64 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
		as adjusted(1)		as adjusted(1)
Revenues	$867	$897	$2,858	$3,006
Direct operating costs	(281)	(303)	(917)	(937)
Management service costs	(65)	(36)	(151)	(91)
Interest expense	(233)	(236)	(733)	(746)
Depreciation	(369)	(318)	(1,030)	(924)
Income tax expense	27	15	(1)	(54)
Net loss attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
	Average FX rates to USD
C$	1.33	1.32	1.35	1.33
	€0.86	0.90	0.89	0.89
R$	5.38	3.97	5.08	3.89
	£0.77	0.81	0.79	0.79
COP	3,730	3,339	3,703	3,239
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Variance Analysis For The Three Months Ended September 30, 2020
Revenues totaling $867 million represents a decrease of $30 million over the prior year. On a same store and constant currency basis, revenues decreased $27 million primarily due to below average hydrology conditions in North America compared to the prior year, partially offset by higher realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. Recently acquired and commissioned facilities contributed 401 GWh and $59 million to revenues which was partially offset by recently completed asset sales that reduced generation by 121 GWh and revenues by $15 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $47 million, which was partially offset by a $33 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $281 million represents a decrease of $22 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired and commissioned facilities.
Management service costs totaling $65 million represents an increase of $29 million over the prior year due to the growth of our business.
Interest expense totaling $233 million represents a decrease of $3 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Depreciation expense totaling $369 million represents an increase of $51 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Unitholders totaled $162 million compared to $58 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Variance Analysis For The Nine Months Ended September 30, 2020
Revenues totaling $2,858 million represents a decrease of $148 million over the prior year. On a same store, constant currency basis, revenues decreased by $121 million primarily due to below average hydrology conditions in Colombia and North America, partially offset by higher average realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. The benefit from growth in our portfolio, both through our recent investments and recently commissioned facilities contributed 868 GWh and $177 million which was partially offset by recently completed asset sales that reduced generation by 328 GWh and revenues by $51 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $153 million, which was partially offset by a $114 million favorable foreign exchange impact on our operating, interest and depreciation expense.
Direct operating costs totaling $917 million represents a decrease of $20 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired and commissioned facilities.
Management service costs totaling $151 million represents an increase of $60 million over the prior year due to the growth of our business.
Interest expense totaling $733 million represents a decrease of $13 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Depreciation expense totaling $1,030 million represents an increase of $106 million over the prior year due to the growth of our business, partially offset by the foreign exchange movements noted above.
Net loss attributable to Unitholders totaled $184 million compared to $29 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2020	December 31, 2019
		As adjusted(1)
Assets held for sale	$213	$352
Current assets	2,095	2,020
Equity-accounted investments	916	937
Property, plant and equipment	38,939	41,055
Total assets	44,123	46,196
Liabilities directly associated with assets held for sale	31	137
Corporate borrowings	2,419	2,100
Non-recourse borrowings	15,688	15,200
Deferred income tax liabilities	4,474	4,855
Total liabilities and equity	44,123	46,196
	FX rates to USD
C$	1.33	1.30
	€0.85	0.89
R$	5.64	4.03
	£0.77	0.75
COP	3,879	3,277
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $213 million as at September 30, 2020 compared to $352 million as at December 31, 2019. During the year, we completed the sale of a 39 MW solar facility in Thailand and a 33 MW solar facility in South Africa that were previously presented as held for sale. As at September 30, 2020, the Assets held for sale include 19 MW of solar assets in Malaysia and 47 MW of wind assets in Ireland.
Property, plant and equipment
Property, plant and equipment totaled $38.9 billion as at September 30, 2020 compared to $41.1 billion as at December 31, 2019. The $2.1 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $2.2 billion and depreciation expense associated with property, plant and equipment of $1 billion. During the third quarter, we transferred $157 million of property, plant and equipment to assets held for sale relating to a 47 MW portfolio of wind assets in Ireland. The decrease was partially offset by the acquisition of 47 MW of operating solar assets in India, 278 MW of solar development projects in Brazil, and 100 MW of operating solar assets in Spain during the year and our continued investments in the development of power generating assets and our sustaining capital expenditures, which increased property, plant and equipment by $1 billion in aggregate. During the second quarter, we exercised our option to buy out the lease on our 192 MW hydroelectric facility in Louisiana and recognized a $247 million increase to the value of our corresponding property, plant and equipment.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. During the current period there were no draws on the this credit facility. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable during the nine months ended September 30, 2020 (2019: $600 million, which was fully repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and nine months ended September 30, 2020, respectively (2019: $2 million and $5 million, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 19 – Related party transactions in the unaudited interim financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30, 2020:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$32	$101	$213	$469
Wind levelization agreement	—	—	—	1
	$32	$101	$213	$470
Direct operating costs
Energy purchases	$1	$(3)	$1	$(8)
Energy marketing fee	(1)	(6)	(2)	(18)
Insurance services(1)	(4)	(6)	(18)	(20)
	$(4)	$(15)	$(19)	$(46)
Interest expense
Borrowings	$—	$(2)	$(1)	$(7)
Contract balance accretion	(1)	—	(9)	(5)
	$(1)	$(2)	$(10)	$(12)
Management service costs	$(65)	$(36)	$(151)	$(91)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million)..

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2020, to the extent that LP unit distributions exceed $0.30 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.338 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $17 million and $48 million were declared during the three and nine months ended September 30, 2020, respectively (2019: $12 million and $37 million).
Preferred limited partners' equity
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2020, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2020, Brookfield Asset Management owns, directly and indirectly, 220,030,707 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and exchangeable shares) and the remaining approximately 48.5% is held by public investors.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any of the proceeds from the offering of LP units.
On July 30, 2020, Brookfield Renewable completed the “special distribution” whereby LP unitholders as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable Partners L.P. received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable Partners L.P. received approximately 44.7 million exchangeable shares, which it subsequently distributed to its LP unitholders, including Brookfield, pursuant to the special distribution.
On July 31, 2020, following the special distribution, BEPC completed the acquisition of TerraForm Power acquisition, pursuant to which Brookfield Renewable and BEPC acquired all of the Class A common stock of TerraForm Power ("TERP common stock") held by the public in exchange for 4,034,469 LP units and 37,035,241 exchangeable shares.
During the three and nine months ended September 30, 2020, Brookfield Renewable issued 30,716 LP units and 100,352 LP units, respectively (2019: 38,997 LP units and 144,245 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2019: $2 million and $5 million, respectively).
During the three months ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares for $1 million LP units.
Subsequent to September 30, 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
In December 2019, Brookfield Renewable announced the renewal of its normal course issuer bid in connection with its LP units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units. The bid will expire on December 11, 2020, or

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the nine months ended September 30, 2020.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	2,151	2,277	2,441	2,443	$160	$161	$101	$95	$66	$55	$(17)	$1
Brazil	663	734	1,011	1,009	36	50	32	53	24	46	4	22
Colombia	792	721	843	853	49	56	32	34	23	24	15	19
	3,606	3,732	4,295	4,305	245	267	165	182	113	125	2	42
Wind
North America	832	579	1,008	713	57	46	45	32	24	16	(23)	(28)
Europe	209	185	217	198	27	21	19	15	13	10	(20)	(9)
Brazil	199	201	208	215	10	11	9	9	7	7	5	(1)
Asia	105	93	121	97	7	8	6	7	6	5	4	—
	1,345	1,058	1,554	1,223	101	86	79	63	50	38	(34)	(38)
Solar	666	279	769	293	120	56	104	49	76	36	6	12
Storage & Other	136	144	—	—	16	21	6	9	2	6	(4)	(1)
Corporate	—	—	—	—	—	—	17	(2)	(84)	(72)	(132)	(73)
Total	5,753	5,213	6,618	5,821	$482	$430	$371	$301	$157	$133	$(162)	$(58)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	4,295	4,305
Generation (GWh) – actual	3,606	3,732
Revenue	$245	$267
Other income	28	$19
Direct operating costs	(108)	(104)
Adjusted EBITDA	165	182
Interest expense	(49)	(52)
Current income taxes	(3)	(5)
Funds From Operations	$113	$125
Depreciation	(81)	(84)
Deferred taxes and other	(30)	1
Net income	$2	$42
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	1,587	1,807	$76	$71	$65	$69	$42	$40	$(15)	$(12)
Canada	564	470	71	68	36	26	24	15	(2)	13
	2,151	2,277	74	71	101	95	66	55	(17)	1
Brazil	663	734	59	68	32	53	24	46	4	22
Colombia	792	721	64	78	32	34	23	24	15	19
Total	3,606	3,732	$69	$72	$165	$182	$113	$125	$2	$42
(1)Includes realized foreign exchange hedge gains of approximately $5 million included in other income..
North America
Funds From Operations at our North American business were $66 million versus $55 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, cost saving initiatives, and generation mix were partially offset by generation that was 12% below long-term average.
Net loss attributable to Unitholders was $17 million versus net income of $1 million in the prior year as the above noted increase to Funds From Operations was more than offset by lower unrealized gains on our revenue hedging activities.
Brazil
Funds From Operations at our Brazilian business were $24 million versus $46 million in the prior year. On a local currency basis, Funds From Operations increased slightly versus the prior year, excluding a one time benefit of $14 million in the prior year from a positive ruling reaffirming the historical generation of our facilities, as the benefit of cost saving initiatives and higher contract pricing due to inflation indexation and recontracting initiatives were partially offset by generation that was below long-term average. These benefits were more than offset by the weakening of the Brazilian Reais versus the U.S. dollar.
Net income attributable to Unitholders decreased $18 million over the prior year driven by the above noted decrease in Funds From Operations.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Colombia
Funds From Operations at our Colombian business were $23 million versus $24 million in the prior year. On a local currency basis, Funds from Operations increased by 7% as we benefited from cost reduction initiatives and higher generation which were partially offset by lower average revenue per MWh as the benefit from inflation indexation and re-contracting initiatives was offset by more favorable market prices realized on our uncontracted volumes in the prior year due to lower system wide hydrology. The increase was offset by the weakening of the Colombian peso versus the U.S. dollar
Net income attributable to Unitholders decreased by $4 million over the prior year primarily due to the above noted decrease in Funds From Operations and lower unrealized gains on our interest rate hedging activities.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	1,554	1,223
Generation (GWh) – actual	1,345	1,058
Revenue	$101	$86
Other income	8	2
Direct operating costs	(30)	(25)
Adjusted EBITDA	79	63
Interest expense	(28)	(24)
Current income taxes	(1)	(1)
Funds From Operations	50	38
Depreciation	(77)	(56)
Deferred taxes and other	(7)	(20)
Net (loss) income	$(34)	$(38)
The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	660	404	$64	$77	$32	$21	$17	$10	$(10)	$(15)
Canada	172	175	94	87	13	11	7	6	(13)	(13)
	832	579	71	80	45	32	24	16	(23)	(28)
Europe	209	185	129	111	19	15	13	10	(20)	(9)
Brazil	199	201	52	55	9	9	7	7	5	(1)
Asia	105	93	82	85	6	7	6	5	4	—
Total	1,345	1,058	$78	$81	$79	$63	$50	$38	$(34)	$(38)
(1)Includes realized foreign exchange hedge gains of approximately $4 million included in other income.
North America
Funds From Operations at our North American business were $24 million versus $16 million in the prior year primarily due to our increased ownership in TerraForm Power ($5 million and 241 GWh). On a same store basis, the portfolio benefited from stronger resource and operating cost saving initiatives which were partially offset by lower average revenue per MWh due to generation mix.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Net loss attributable to Unitholders decreased by $5 million as the above noted increase in Funds From Operations was partially offset by higher non-cash depreciation as a result of our increased ownership in TerraForm Power.
Europe
Funds From Operations at our European business were $13 million versus $10 million in the prior year due to our increased ownership in TerraForm Power partially offset by the sale of assets in Northern Ireland and Portugal ($5 million and 36 GWh). On a same store basis, Funds From Operations were lower than prior year as cost reduction initiatives were more than offset by lower resource.
Net loss attributable to Unitholders increased by $11 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of our increased ownership in TerraForm Power.
Brazil
Funds From Operations at our Brazilian business of $7 million was consistent with the prior year. On a local currency basis, Funds from Operations increased over the prior year due to inflation indexation of our contracts and cost saving initiatives. This increase was offset by the weakening of the Brazilian Reais versus the U.S. dollar.
Net income attributable to Unitholders was $5 million versus net loss of $1 million in the prior year due primarily to lower depreciation expense due to the weakening of the Brazilian Reais versus the U.S. dollar.
Asia
Funds From Operations at our Asian business were $6 million versus $5 million in the prior year due to the contribution from growth following the acquisition of 210 MW in India and 200 MW in China ($1 million and 21 GWh). On a same store basis, our assets continue to perform in line with expectations.
Net income attributable to Unitholders increased $4 million primarily due to the above noted increase in Funds From Operations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	769	293
Generation (GWh) – actual	666	279
Revenue	$120	$56
Other income	7	3
Direct operating costs	(23)	(10)
Adjusted EBITDA	104	49
Interest expense	(28)	(13)
Funds From Operations	$76	$36
Depreciation	(46)	(13)
Deferred taxes and other	(24)	(11)
Net (loss) income	$6	$12
Funds From Operations at our solar business were $76 million versus $36 million in the prior year due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of disposals of assets in South Africa and Thailand ($38 million and 430 GWh). On a same store basis, our assets continue to perform in line with expectations and consistent with prior year.
Net income attributable to Unitholders at our solar business decreased by $6 million as the above noted increase to Funds From Operations was more than offset primarily by non-cash depreciation as a result of our increased ownership in TerraForm Power.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – actual	136	144
Revenue	$16	$21
Other income	1	—
Direct operating costs	(11)	(12)
Adjusted EBITDA	6	9
Interest expense	(3)	(3)
Other	(1)	—
Funds From Operations	$2	$6
Depreciation	(5)	(6)
Deferred taxes and other	(1)	(1)
Net income	$(4)	$(1)
Funds From Operations at our storage & other businesses were $2 million versus $6 million in the prior year due to lower realized market prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net loss at our storage & other business increased by $3 million from the prior year due to the above noted decrease in Funds From Operations.
CORPORATE
The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Other income	$21	$4
Direct operating costs	(4)	(6)
Adjusted EBITDA	17	(2)
Management service costs	(59)	(31)
Interest expense	(21)	(21)
Current income taxes	(1)	—
Distributions on Preferred LP units and shares	(20)	(18)
Funds From Operations	$(84)	$(72)
Deferred taxes and other	(48)	(1)
Net loss	$(132)	$(73)
Management service costs totaling $59 million increased $28 million compared to the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	160	36	49	57	27	10	7	120	16	—	482	(16)	401	867
Other income	19	7	2	3	2	1	2	7	1	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(23)	(11)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	101	32	32	45	19	9	6	104	6	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(28)	(3)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	—	(1)	(1)	(6)	1	(8)	(13)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	66	24	23	24	13	7	6	76	2	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(46)	(5)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instruments gain (loss)	(25)	—	1	28	(1)	2	2	(27)	(1)	(12)	(33)	3	68	38
Deferred income tax recovery (expense)	20	—	(2)	7	3	—	—	1	—	10	39	1	—	40
Other	(18)	(4)	(2)	(28)	(17)	(1)	(2)	2	—	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	(17)	4	15	(23)	(20)	5	4	6	(4)	(132)	(162)	—	—	(162)
(1)Share of loss from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(20)	487	897
Other income	2	17	—	—	2	—	—	3	—	4	28	—	10	38
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	8	(154)	(303)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	12	5	17
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	(5)	(36)
Interest expense	(39)	(4)	(9)	(15)	(5)	(2)	(2)	(13)	(3)	(21)	(113)	1	(124)	(236)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	—	(4)	(10)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(1)	(5)	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	55	46	24	16	10	7	5	36	6	(72)	133	—	—
Depreciation	(57)	(22)	(5)	(41)	(10)	(4)	(1)	(13)	(6)	(1)	(160)	3	(161)	(318)
Foreign exchange and financial instruments gain (loss)	(3)	(2)	2	6	(10)	—	—	(4)	(1)	3	(9)	1	(16)	(24)
Deferred income tax recovery (expense)	25	1	(1)	(3)	2	—	—	—	—	1	25	—	—	25
Other	(19)	(1)	(1)	(6)	(1)	(4)	(4)	(7)	—	(4)	(47)	—	(11)	(58)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	188	188
Net income (loss) attributable to Unitholders(3)	1	22	19	(28)	(9)	(1)	—	12	(1)	(73)	(58)	—	—	(58)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $22 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended September 30:

	Three months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019
Net income attributable to:
Limited partners' equity	$(92)	$(39)
General partnership interest in a holding subsidiary held by Brookfield	15	11
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(67)	(30)
Class A shares of Brookfield Renewable Corporation	(18)	—
Net income attributable to Unitholders	$(162)	$(58)
Adjusted for proportionate share of:
Depreciation	210	160
Foreign exchange and financial instruments loss	33	9
Deferred income tax recovery	(39)	(25)
Other	115	47
Funds From Operations	$157	$133
Distributions attributable to:
Preferred limited partners' equity	14	12
Preferred equity	6	6
Current income taxes	6	6
Interest expense	129	113
Management service costs	59	31
Proportionate Adjusted EBITDA	371	301
Attributable to non-controlling interests	240	348
Consolidated Adjusted EBITDA	$611	$649

The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per unit, for the three months ended September 30:

	Three months ended September 30
	2020	2019
Basic loss per LP Unit(1)	$(0.44)	$(0.18)
Depreciation	0.50	0.42
Foreign exchange and financial instruments loss	0.08	0.02
Deferred income tax expense	(0.09)	(0.06)
Other	0.33	0.14
Funds From Operations per Unit(2)	$0.38	$0.34
(1)Average LP units outstanding for the three months ended September 30, 2020 were 181.7 million (2019: 178.9 million). Net (loss) income per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Average Units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three months ended September 30, 2020 were 416.4 million (2019: 389.1 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	2,025	7,496	5,617	4,500	4,500
Canada(1)	619	2,144	2,097	2,020	2,007
	2,644	9,640	7,714	6,520	6,507
Wind
North America
United States	1,060	3,877	3,869	3,840	3,343
Canada	394	1,358	1,358	1,358	1,358
	1,454	5,235	5,227	5,198	4,701
Europe	308	1,211	1,211	1,201	1,141
Asia	88	400	400	400	400
	1,850	6,846	6,838	6,799	6,242
Solar	518	2,730	2,721	2,715	2,705
Contracted on a proportionate basis	5,012	19,216	17,273	16,034	15,454
Uncontracted on a proportionate basis	418	3,511	5,454	6,693	7,273
	5,430	22,727	22,727	22,727	22,727
Contracted generation as a % of total generation on a proportionate basis	92%	85%	76%	71%	68%
Price per MWh – total generation on a proportionate basis	$80	$88	$92	$97	$99
(1)Includes generation of 606 GWh for 2020, 2,283 GWh for 2021 and 1,117 GWh for 2022 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 9 years in Brazil, 3 years in Colombia and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (42%), distribution companies (24%), industrial users (18%) and Brookfield (16%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Corporate credit facility(1)	$—	$299	$—	$299
Debt
Commercial paper(1)(2)	379	—	379	—
Medium term notes(3)	2,046	1,808	2,046	1,808
Non-recourse borrowings(4)	—	—	15,730	15,227
	2,046	1,808	17,776	17,035
Deferred income tax liabilities, net(5)	—	—	4,294	4,689
Equity
Non-controlling interest	—	—	8,758	11,086
Preferred equity	581	597	581	597
Preferred limited partners' equity	1,028	833	1,028	833
Unitholders equity	7,452	7,964	7,452	7,964
Total capitalization	$11,107	$11,202	$39,889	$42,204
Debt to total capitalization	18%	16%	45%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted average maturity of four years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings includes $79 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $42 million (2019: $27 million) of deferred financing fees, net of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2020	December 31, 2019
Brookfield Renewable's share of cash and cash equivalents	$288	$143
Investments in marketable securities	224	95
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,150
Draws on credit facilities	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(281)	(266)
Available portion of corporate credit facilities	2,269	1,985
Available portion of subsidiary credit facilities on a proportionate basis	486	472
Available group-wide liquidity	$3,267	$2,695
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2020			December 31, 2019
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	14	$2,046	4.1	10	$1,808
Credit facilities	N/A	4	—	2.9	5	299
Commercial paper(1)	0.4	<1	379	N/A	N/A	N/A
Proportionate non-recourse borrowings
Hydroelectric	5.5	9	3,804	5.6	10	3,727
Wind	4.2	11	2,709	4.5	10	1,742
Solar	4.1	13	3,238	4.7	10	1,470
Storage & other	5.4	4	225	5.5	5	235
	4.7	11	9,976	5.1	10	7,174
			12,401			9,281
Proportionate deferred financing fees, net of unamortized premiums			(32)			(46)
			12,369			9,235
Equity-accounted borrowings			(356)			(431)
Non-controlling interests			6,094			8,496
As per IFRS Statements			$18,107			$17,300
(1)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2020:

(MILLIONS)	Balance of 2020	2021	2022	2023	2024	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$—	$2,046	$2,046

Non-recourse borrowings
Credit facilities	3	5	13	109	73	—	203
Hydroelectric	—	—	220	368	78	2,132	2,798
Wind	—	—	—	164	—	733	897
Solar	—	18	—	278	—	690	986
Storage & other	—	59	—	—	—	152	211
	3	82	233	919	151	3,707	5,095
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	8	33	48	36	43	756	924
Wind	49	166	164	165	171	973	1,688
Solar	57	139	146	148	153	1,612	2,255
Storage & other	1	3	2	3	5	—	14
	115	341	360	352	372	3,341	4,881
Total	$118	$423	$593	$1,271	$523	$9,094	$12,022
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Cash flow provided by (used in):		As adjusted(1)		As adjusted(1)
Operating activities	$184	$370	$1,017	$1,305
Financing activities	(5)	376	(461)	(371)
Investing activities	(183)	(815)	(405)	(891)
Foreign exchange gain (loss) on cash	—	(9)	(10)	(9)
(Decrease) Increase in cash and cash equivalents	$(4)	$(78)	$141	$34
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2020, net of working capital changes, totaled $321 million and $1,165 million, respectively, and $389 million and $1,315 million for the same periods in 2019, respectively, reflecting strong operating performance of our business during all periods.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Trade receivables and other current assets	$(100)	$(47)	$(19)	$—
Accounts payable and accrued liabilities	(32)	22	(76)	(14)
Other assets and liabilities	(5)	6	(53)	4
	$(137)	$(19)	$(148)	$(10)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
Financing Activities
Cash flows used in financing activities totaled $5 million and $461 million, respectively, for the three and nine months ended September 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($313 million) thirty-year corporate green bonds and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which were used to fund the growth of our business as discussed below in our investing activities, were more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.
We increased our distributions to $1.74 per LP Unit post-split on an annualized basis, an increase of $0.09 or 5% per LP Unit, which took effect in the first quarter of 2020.
Distributions paid during the three and nine months ended September 30, 2020 to LP unitholders, Redeemable/Exchangeable unitholders, GP interest and exchangeable shareholders were $202 million and $567 million, respectively (2019: $171 million and $513 million, respectively). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $107 million and $483 million, respectively (2019: $171 million and $663 million, respectively).
Investing Activities
Cash flows used in investing activities totaled $183 million and $405 million for the three and nine months ended September 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain and additional investments in financial assets and the development of power generation assets and sustaining capital expenditures totaling $94 million and $419 million in the three and nine months ended September 30, 2020 respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Investments were funded by proceeds from our capital recycling initiatives of $16 million and $121 million in the three months and nine months ended September 30, 2020 respectively and from our financing activities noted above.
Cash flows used in investing activities totaled $815 million and $891 million, respectively, for the three and nine months ended September 30, 2019. Our growth initiatives included the acquisitions of 210 MW of wind capacity in India, 200 MW of wind capacity in China, and 320 MW of distributed generation capacity in the United States totaling $787 million and $813 million for the three and nine months ended September 30, 2020 respectively. In addition, we invested $1 million and $176 million in the three months and nine months ended September 30, 2020, respectively, in financial assets and development of power generation assets and sustaining capital expenditures. This was partially offset by net proceeds received from capital recycling initiatives of $16 million and $98 million, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

	September 30, 2020	December 31, 2019
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	44,885,496	37,885,496
Issuance	8,000,000	7,000,000
Balance, end of period	52,885,496	44,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
BEPC Class A exchangeable shares	114,792,786	—
LP units
Balance, beginning of year	178,977,800	178,821,204
Issued pursuant to merger with TerraForm Power	4,034,469	—
Distribution reinvestment plan	100,352	176,596
Exchanged for BEPC class A exchangeable shares	85,164	—
Repurchase of LP units for cancellation	—	(20,000)
Balance, end of period	183,197,785	178,977,800
Total LP units on a fully-exchanged basis(3)	427,649,194	308,636,423
(1)Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Class A Preference Shares	$6	$6	$6	$7	$19	$19	$19	$20
Class A Preferred LP units	14	12	15	12	40	33	38	32
Participating non-controlling interests – in operating subsidiaries	86	154	86	154	426	613	426	613
GP interest and Incentive distributions	18	13	18	13	52	41	50	40
Redeemable/Exchangeable partnership units	51	66	56	66	193	201	198	198
Exchangeable shares	66	—	50	—	66	—	50	—
LP units	74	92	78	94	270	277	269	275

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2020, letters of credit issued amounted to $281 million (2019: $266 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters, as adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020:

	2020		2019				2018
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	13,446	15,527	14,151	13,850	12,332	14,252	13,493	13,485
Total Generation (GWh) – actual	12,007	13,264	14,264	12,465	11,089	14,881	14,125	14,445
Proportionate Generation (GWh) – LTA	6,618	7,309	6,717	6,561	5,821	7,109	6,698	6,602
Proportionate Generation (GWh) – actual	5,753	6,552	7,164	5,977	5,213	7,602	7,246	7,052
Revenues	$867	$942	$1,049	$965	$897	$1,051	$1,058	$1,011
Net income (loss) attributable to Unitholders(1)	(162)	(22)	1	(74)	(58)	21	8	129
Basic and diluted earnings (loss) per LP unit(1)	(0.44)	(0.10)	(0.04)	(0.23)	(0.18)	0.02	(0.01)	0.30
Consolidated Adjusted EBITDA	611	677	757	727	649	770	777	733
Proportionate Adjusted EBITDA	371	396	391	348	301	400	395	371
Funds From Operations	157	232	217	171	133	230	227	206
Funds From Operations per Unit(1)	0.38	0.60	0.56	0.44	0.34	0.59	0.58	0.53
Distribution per LP Unit(1)	0.434	0.434	0.434	0.412	0.412	0.412	0.412	0.392
(1)Adjusted to reflect the dilutive impact of the special distribution.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	9,349	10,260	9,254	9,326	$642	$700	$472	$501	$367	$375	$68	$146
Brazil	2,814	2,347	2,997	2,520	136	173	114	144	94	119	37	55
Colombia	2,033	2,890	2,511	2,987	154	174	93	107	67	75	47	56
	14,196	15,497	14,762	14,833	932	1,047	679	752	528	569	152	257
Wind
North America	2,428	2,190	2,890	2,622	173	167	138	120	85	67	(40)	(59)
Europe	570	663	645	729	64	71	45	50	34	38	(40)	(18)
Brazil	409	454	502	475	21	27	18	20	13	14	1	3
Asia	305	184	339	186	20	13	17	10	13	8	5	2
	3,712	3,491	4,376	4,012	278	278	218	200	145	127	(74)	(72)
Solar	1,282	765	1,506	783	230	145	199	123	133	83	2	11
Storage & Other	279	308	—	—	53	66	26	30	17	20	(5)	2
Corporate	—	—	—	—	—	—	36	(9)	(217)	(209)	(259)	(227)
Total	19,469	20,061	20,644	19,628	$1,493	$1,536	$1,158	$1,096	$606	$590	$(184)	$(29)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	230	53	—	1,493	(54)	1,419	2,858
Other income	40	16	10	7	5	2	4	19	2	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(50)	(29)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	31	22	53
Adjusted EBITDA	472	114	93	138	45	18	17	199	26	36	1,158	—	887
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(16)	(22)	(53)	(11)	(4)	(4)	(64)	(8)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(4)	(4)	—	—	(1)	—	(2)	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	367	94	67	85	34	13	13	133	17	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(6)	(89)	(15)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	—	(40)	(5)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	1	—	25	30	(2)	—	28
Other	(81)	(13)	1	(31)	(24)	(3)	(3)	(3)	(2)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	68	37	47	(40)	(40)	1	5	2	(5)	(259)	(184)	—	—	(184)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(60)	1,530	3,006
Other income	11	20	—	2	3	—	—	5	—	8	49	—	28	77
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	26	(474)	(937)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	34	17	51
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	1,101
Management service costs	—	—	—	—	—	—	—	—	—	(78)	(78)	—	(13)	(91)
Interest expense	(119)	(16)	(25)	(51)	(12)	(5)	(2)	(40)	(10)	(70)	(350)	10	(406)	(746)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	—	(24)	(50)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(10)	(9)	(19)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Funds From Operations	375	119	75	67	38	14	8	83	20	(209)	590	—	—
Depreciation	(168)	(66)	(15)	(118)	(34)	(12)	(2)	(43)	(17)	(2)	(477)	10	(457)	(924)
Foreign exchange and financial instrument gain (loss)	—	1	1	—	(19)	—	—	(1)	(1)	(25)	(44)	1	(32)	(75)
Deferred income tax expense	(15)	3	(5)	1	2	—	(2)	1	—	22	7	—	(11)	(4)
Other	(46)	(2)	—	(9)	(5)	1	(2)	(29)	—	(13)	(105)	—	(2)	(107)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	502	502
Net income (loss) attributable to Unitholders(33)	146	55	56	(59)	(18)	3	2	11	2	(227)	(29)	—	—	(29)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $147 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the nine months ended September 30:

	Nine months ended September 30
(MILLIONS)	2020	2019
Net loss attributable to:
Limited partners' equity	$(123)	$(37)
General partnership interest in a holding subsidiary held by Brookfield	46	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(89)	(28)
Class A exchangeable shares of Brookfield Renewable Corporation	(18)	—
Net (loss) income attributable to Unitholders	$(184)	$(29)
Adjusted for proportionate share of:
Depreciation	540	477
Foreign exchange and financial instruments loss	68	44
Deferred income tax recovery	(30)	(7)
Other	212	105
Funds From Operations	$606	$590
Distributions attributable to:
Preferred limited partners' equity	40	33
Preferred equity	19	19
Current income taxes	14	26
Interest expense	347	350
Management service costs	132	78
Proportionate Adjusted EBITDA	1,158	1,096
Attributable to non-controlling interests	887	1,101
Consolidated Adjusted EBITDA	$2,045	$2,197

The following table reconciles the per-unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per unit, for the nine months ended September 30:

	Nine months ended September 30
	2020	2019
Net loss per LP unit(1)	$(0.58)	$(0.17)
Depreciation	1.36	1.23
Foreign exchange and financial instruments loss	0.17	0.11
Deferred income tax recovery	(0.08)	(0.02)
Other	0.65	0.37
Funds From Operations per Unitholder(2)	$1.52	$1.52
(1)Average LP units outstanding for the nine months ended September 30, 2020 were 179.9 million (2019: 178.9 million). Net loss per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Average Units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the nine months ended September 30, 2020 were 398.3 million (2019: 389.0 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2019 Annual Report and the additional risk factors as identified below. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
Additional risk factors other than as described in the "Risk Factors" section of our 2019 Annual Report are as follows:
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, the Brookfield Renewable group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.
To date, the Brookfield Renewable group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on the Brookfield Renewable group’s assets, liabilities, business, financial condition, results of operations and cash flow.
Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.  We have a robust balance sheet with strong investment grade rating, approximately $3.3 billion of available liquidity and no material maturities over the next five years.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our company.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($178 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable).
Subsequent to quarter-end, we, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the purchase of its lease on its 192 MW hydroelectric facility in Louisiana.
Subsequent to quarter-end, we, alongside institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019
Subsequent to quarter-end, we announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) exchangeable shares of BEPC, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of exchangeable shares, and Brookfield, as holder of exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, on a fully exchanged basis, Brookfield owns an approximate 51.5% LP unit interest and all general partnership interests in Brookfield Renewable, representing a 0.01% economic interest, while the remaining approximately 48.5% LP unit interest is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount,

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’ reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the announcement of a three-for-two unit/stock split of BEP and BEPC’s respective units and Shares, including the expected record and payment dates in respect thereof, the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed tender offer to privatize Polenergia, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

identify sufficient investment opportunities and complete transactions, including the proposed tender offer to privatize Polenergia; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC’s Shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the BEP units; and the redemption of exchangeable shares by BEPC at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein and that are described in the BEP’s and BEPC's registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s Shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's Shares.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2020	December 31, 2019	January 1, 2019
Assets			as adjusted(1)	as adjusted(1)
Current assets
Cash and cash equivalents	14	$482	$352	$422
Restricted cash	15	289	189	163
Trade receivables and other current assets	16	978	979	814
Financial instrument assets	5	60	88	74
Due from related parties	19	73	60	65
Assets held for sale	4	213	352	920
		2,095	2,020	2,458
Financial instrument assets	5	325	225	215
Equity-accounted investments	13	916	937	684
Property, plant and equipment	8	38,939	41,055	38,584
Intangible assets		235	241	261
Goodwill		871	949	948
Deferred income tax assets	7	180	166	130
Other long-term assets		562	603	635
Total Assets		$44,123	$46,196	$43,915
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$634	$687	$646
Financial instrument liabilities	5	230	246	138
Payables due to related parties	19	195	139	109
Corporate borrowings	9	379	—	—
Non-recourse borrowings	9	1,315	1,133	1,189
Lease purchase commitment	9	554	—	—
Provisions		53	81	68
Liabilities directly associated with assets held for sale	4	31	137	533
		3,391	2,423	2,683
Financial instrument liabilities	5	687	480	577
Corporate borrowings	9	2,040	2,100	2,328
Non-recourse borrowings	9	13,819	14,067	13,029
Deferred income tax liabilities	7	4,474	4,855	4,355
Decommissioning liabilities		536	504	394
Provisions		76	86	150
Other long-term liabilities		1,281	1,201	993
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	8,758	11,086	10,289
General partnership interest in a holding subsidiary held by Brookfield	10	46	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,245	3,317	3,268
Class A shares of Brookfield Renewable Corporation	10	1,988	—	—
Preferred equity	10	581	597	568
Preferred limited partners' equity	11	1,028	833	707
Limited partners' equity	12	3,173	4,579	4,507
Total Equity		17,819	20,480	19,406
Total Liabilities and Equity		$44,123	$46,196	$43,915
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME AND LOSS

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Revenues	19	$867	$897	$2,858	$3,006
Other income		12	38	51	77
Direct operating costs		(281)	(303)	(917)	(937)
Management service costs	19	(65)	(36)	(151)	(91)
Interest expense	9	(233)	(236)	(733)	(746)
Share of (loss) earnings from equity-accounted investments	13	(5)	7	(4)	21
Foreign exchange and financial instrument gain (loss)	5	38	(24)	12	(75)
Depreciation	8	(369)	(318)	(1,030)	(924)
Other		(110)	(58)	(125)	(107)
Income tax recovery (expense)
Current	7	(13)	(10)	(29)	(50)
Deferred	7	40	25	28	(4)
		27	15	(1)	(54)
Net income (loss)		$(119)	$(18)	$(40)	$170
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$23	$22	$85	$147
General partnership interest in a holding subsidiary held by Brookfield	10	15	11	46	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(67)	(30)	(89)	(28)
Class A shares of Brookfield Renewable Corporation	10	(18)	—	(18)	—
Preferred equity	10	6	6	19	19
Preferred limited partners' equity	11	14	12	40	33
Limited partners' equity	12	(92)	(39)	(123)	(37)
		$(119)	$(18)	$(40)	$170
Basic and diluted loss per LP unit(2)		$(0.44)	$(0.18)	$(0.58)	$(0.17)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
(2)Basic and diluted loss per LP unit for the three and nine month periods ended September 30, 2019 have been adjusted to reflect the impact of the special distribution on July 30, 2020. Refer to Note 2 – Summary of Accounting Policies for further details.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Net income (loss)		$(119)	$(18)	$(40)	$170
Other comprehensive loss that will not be reclassified to net income
Revaluations of property, plant and equipment	8	37	83	37	83
Actuarial loss on defined benefit plans		—	—	(2)	(13)
Deferred income taxes on above items		(7)	(16)	(7)	(5)
Total items that will not be reclassified to net income		30	67	28	65
Other comprehensive (loss) income that may be reclassified to net income
Foreign currency translation		(128)	(641)	(1,694)	(467)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	5	(10)	(26)	(50)	(43)
(Loss) gain on foreign exchange swaps net investment hedge	5	(40)	29	3	36
Gain (loss) on investments in equity securities	5	5	14	(3)	37
Reclassification adjustments for amounts recognized in net income	5	(5)	(2)	(39)	(5)
Deferred income taxes on above items		3	(2)	18	—
Equity-accounted investments	13	12	(14)	4	(12)
Total items that may be reclassified subsequently to net income		(163)	(642)	(1,761)	(454)
Other comprehensive loss		(133)	(575)	(1,733)	(389)
Comprehensive loss		$(252)	$(593)	$(1,773)	$(219)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$(66)	$(308)	$(809)	$(98)
General partnership interest in a holding subsidiary held by Brookfield	10	16	9	40	35
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(63)	(130)	(405)	(95)
Class A shares of Brookfield Renewable Corporation	10	(80)	—	(80)	—
Preferred equity	10	17	—	4	36
Preferred limited partners' equity	11	14	12	40	33
Limited partners' equity	12	(90)	(176)	(563)	(130)
		$(252)	$(593)	$(1,773)	$(219)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2020 (as adjusted(1))	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$9,977	$58	$2,821	$18,348
Net income (loss)	(92)	—	—	—	—	—	(92)	14	6	(18)	23	15	(67)	(119)
Other comprehensive income (loss)	—	(6)	6	(1)	—	3	2	—	11	(62)	(89)	1	4	(133)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	—	62	—	—	62
Return of capital	—	—	—	—	—	—	—	—	—	—	17	—	—	17
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(74)	—	—	—	—	—	(74)	(14)	(6)	(66)	(86)	(18)	(51)	(315)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	(4)	(1)	(3)	1	(1)	11	3	—	(1)	—	(30)	—	—	(28)
Change in period	466	273	(1,462)	2	—	1	(720)	—	10	1,988	(1,219)	(12)	(576)	(529)
Balance as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$1,988	$8,758	$46	$2,245	$17,819

Balance, as at June 30, 2019 (as adjusted(1))	$(879)	$(625)	$5,917	$(9)	$(38)	$5	$4,371	$833	$591	$—	$10,282	$65	$3,168	19,310
Net income (loss)	(39)	—	—	—	—	—	(39)	12	6	—	22	11	(30)	(18)
Other comprehensive income (loss)	—	(154)	15	—	(6)	8	(137)	—	(6)	—	(330)	(2)	(100)	(575)
Capital contributions	—	—	—	—	—	—	—	—	—	—	37	—	—	37
Disposal	—	—	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(12)	(6)	—	(154)	(13)	(66)	(343)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Other	1	2	(3)	—	2	—	2	—	—	—	6	—	4	12
Change in period	(128)	(152)	12	—	(4)	8	(264)	—	(6)	—	(449)	(4)	(192)	(915)
Balance, as at September 30, 2019 (as adjusted(1))	$(1,007)	$(777)	$5,929	$(9)	$(42)	$13	$4,107	$833	$585	$—	$9,833	$61	$2,976	$18,395
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019 (as adjusted(1))	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
Net income (loss)	(123)	—	—	—	—	—	(123)	40	19	(18)	85	46	(89)	(40)
Other comprehensive income (loss)	—	(437)	8	—	(13)	2	(440)	—	(15)	(62)	(894)	(6)	(316)	(1,733)
Preferred LP Units issued (Note 10)	—	—	—	—	—	—	—	195	—	—	—	—	—	195
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	—	67	—	—	67
Return of capital	—	—	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(270)	—	—	—	—	—	(270)	(40)	(19)	(66)	(426)	(52)	(193)	(1,066)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	5
Special distribution/TERP acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	—	—	(17)	—	—	—	(17)	—	(1)	—	(43)	—	(12)	(73)
Change in period	246	(157)	(1,474)	2	(12)	(11)	(1,406)	195	(16)	1,988	(2,328)	(22)	(1,072)	(2,661)
Balance as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$1,988	$8,758	$46	$2,245	$17,819

Balance, as at January 1, 2019 (as adjusted(1))	(925)	(652)	6,120	(6)	(34)	4	4,507	707	568	—	10,289	67	3,268	19,406
Net income (loss)	(37)	—	—	—	—	—	(37)	33	19	—	147	36	(28)	170
Other comprehensive income (loss)	—	(111)	17	(4)	(15)	20	(93)	—	17	—	(245)	(1)	(67)	(389)
Preferred LP units issued	—	—	—	—	—	—	—	126	—	—	—	—	—	126
LP units purchased for cancellation	(1)	—	—	—	—	—	(1)	—	—	—	—	—	—	(1)
Capital contributions	—	—	—	—	—	—	—	—	—	—	335	—	—	335
Disposal	—	—	—	—	—	—	—	—	—	—	(83)	—	—	(83)
Distributions or dividends declared	(277)	—	—	—	—	—	(277)	(33)	(19)	—	(613)	(41)	(201)	(1,184)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	5
Other	228	(14)	(208)	1	7	(11)	3	—	—	—	3	—	4	10
Change in period	(82)	(125)	(191)	(3)	(8)	9	(400)	126	17	—	(456)	(6)	(292)	(1,011)
Balance, as at September 30, 2019 (as adjusted(1))	$(1,007)	$(777)	$5,929	$(9)	$(42)	$13	$4,107	$833	$585	$—	$9,833	$61	$2,976	$18,395
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2020	2019	2020	2019
Operating activities			as adjusted(1)		as adjusted(1)
Net income		$(119)	$(18)	$(40)	$170
Adjustments for the following non-cash items:
Depreciation	8	369	318	1,030	924
Foreign exchange and financial instruments loss (gain)	5	(34)	22	(15)	73
Share of earnings from equity-accounted investments	13	5	(7)	4	(21)
Deferred income tax (recovery) expense	7	(41)	(25)	(28)	4
Other non-cash items		85	40	140	141
Dividends received from equity-accounted investments	13	4	3	17	6
Changes in due to or from related parties		52	56	57	18
Net change in working capital balances		(137)	(19)	(148)	(10)
		184	370	1,017	1,305
Financing activities
Proceeds from medium term notes	9	320	449	570	449
Repayment of medium term notes	9	(304)	—	(304)	—
Commercial paper and corporate credit facilities, net	9	239	12	80	(709)
Proceeds from non-recourse borrowings	9	356	1,266	1,389	2,461
Repayment of non-recourse borrowings	9	(340)	(713)	(1,364)	(1,788)
Repayment of lease liabilities		(8)	(9)	(24)	(26)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	69	35	95	292
Capital repaid to participating non-controlling interests – in operating subsidiaries		(7)	—	(27)	—
Issuance of preferred limited partners' units	11	—	—	195	126
Issuance costs of special distribution/reorganization	12	(21)	—	(21)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	10	(86)	(154)	(426)	(613)
To preferred shareholders	10	(6)	(6)	(19)	(19)
To preferred limited partners' unitholders	11	(15)	(11)	(38)	(31)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(202)	(171)	(567)	(513)
Borrowings from related party	19	—	14	—	936
Repayments to related party	19	—	(336)	—	(936)
		(5)	376	(461)	(371)
Investing activities
Investment in equity-accounted investments		(14)	—	(29)	(4)
Acquisitions net of cash and cash equivalents in acquired entity		—	(787)	(105)	(813)
Investment in property, plant and equipment	8	(113)	(62)	(257)	(150)
Proceeds from disposal of assets	3	16	16	121	98
Purchases of financial assets	5	(45)	(1)	(282)	(150)
Proceeds from financial assets	5	64	62	225	124
Restricted cash and other		(91)	(43)	(78)	4
		(183)	(815)	(405)	(891)
Foreign exchange loss on cash		—	(9)	(10)	(9)
Cash and cash equivalents
(Decrease) Increase		(4)	(78)	141	34
Net change in cash classified within assets held for sale		(3)	(2)	(11)	(9)
Balance, beginning of period		489	526	352	421
Balance, end of period		$482	$446	$482	$446
Supplemental cash flow information:
Interest paid		$224	$202	$645	$675
Interest received		$8	$6	$17	$16
Income taxes paid		$16	$19	$41	$50
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable" or the "partnership") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable Corporation's ("BEPC") class A exchangeable subordinate voting shares (“exchangeable shares") are traded under the symbol "BEPC" on the New York Stock Exchange and the Toronto Stock Exchange.
Brookfield Renewable's non-voting limited partnership units ("LP units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners' equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners' equity is traded under the symbol "BEP.PR.A" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 4, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, THB and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, Thai baht, and South African Rands, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Brookfield Renewable Corporation
On September 9, 2019, Brookfield Renewable Corporation (“BEPC” or the "company") was established by the partnership. On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by the partnership) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share of BEPC (“exchangeable share”) for every four units held. Immediately prior to the special distribution, Brookfield Renewable received exchangeable shares through a distribution by BRELP (the "BRELP" distribution) of the exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders, including Brookfield, pursuant to the special distribution. Upon completion of the special distribution, (i) holders of units held approximately 42.8% of the issued and outstanding exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in BEPC. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

i) Exchangeable Shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their shares for one LP unit per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to elect to satisfy the exchange of the exchangeable shares for LP units or its cash equivalent when the exchange is requested by the shareholder. Additionally, BEPC and the partnership have the ability to redeem all exchangeable shares for LP units at our election, on a fixed-for-fixed basis.
As a result of the share characteristics, exchangeable shares have been classified as non-controlling interests in the interim condensed consolidated financial statements of our partnership.
ii) Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 77.8 million exchangeable shares. All historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.
iii) Acquisition of TerraForm Power
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to Brookfield Renewable. As a result, the company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that were not owned by Brookfield Renewable will be presented as non-controlling interests to Brookfield Renewable's retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
(d) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the combined statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable Partnership Units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration. This right is subject to Brookfield Renewable's right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for LP units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby the company gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including Asia). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 19 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Brookfield Renewable's 2019 Annual Report Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions for the company’s policy on accounting for transactions under common control.
(e) Tax equity structures
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits ("ITCs"), production tax credits ("PTCs") and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects' cash flows, until a contractually determined point at which the allocations are adjusted (the "Flip Point"). Subsequent to the Flip Point the majority of the project’s U.S. tax able earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects' Flip Point, the company retains control over the projects financed with a tax-equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)
Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in other income with a corresponding reduction to the tax equity liability.

Investment tax credits (ITCs)
ITCs are earned and allocated to the tax equity investor when the qualifying equipment is placed in service. When earned ITCs are recognized as a reduction of the carrying value of the qualifying equipment with a corresponding reduction of the tax equity liability.

Taxable income (loss), including tax attributes such as accelerated tax depreciation
Under the terms of the tax equity agreements, the company is required to allocate specified percentages of taxable income (loss) to the tax equity investor. As amounts are allocated the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within other on the statement of income and loss.

Pay-go contributions
Certain of the contracts contain annual production thresholds. When the thresholds are exceeded the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.

Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment the tax equity liability is reduced in the amount of the cash distribution.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

(f) Recently adopted accounting standards
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.
Brookfield Renewable is currently completing an assessment and implementing its transition plan to address the impact and effect of changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of 1 January 2021. The adoption is not expected to have a significant impact on our company.
Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.
2. ACQUISITIONS
Spanish CSP Portfolio
On February 11, 2020, Brookfield Renewable, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, "Spanish CSP Portfolio") located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €116 million ($127 million). The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $73 million for the nine months ended September 30, 2020.
The preliminary purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(469)
Other long-term liabilities	(45)
Fair value of net assets acquired	86
Goodwill	41
Purchase price	$127

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

3. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 million ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
In September 2020, Brookfield Renewable, along with its institutional partners, sold its interest in a 33 MW solar facility in South Africa to a third party for gross cash consideration of ZAR 300 million ($18 million), resulting in a loss on disposition of $4 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $25 million ($8 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $22 million as a result. Brookfield Renewable’s interest was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $7 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item on the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds	$112
Carrying value of net assets held for sale
Assets	237
Liabilities	(94)
Non-controlling interests	(15)
128
Loss on disposal	$(16)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

4.  ASSETS HELD FOR SALE
As at September 30, 2020, assets held for sale within Brookfield Renewable's operating segments include solar facilities in Europe and Asia.
Subsequent to quarter end, Brookfield Renewable entered into an agreement for the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable). The transaction is subject to closing conditions, including regulatory and lender approvals. Brookfield Renewable holds a 39% economic interest and 100% voting interest in the Irish wind portfolio. A revaluation of the Irish wind portfolio was performed in accordance with our accounting policy election to apply the revaluation method. The cumulative amount recognized in other comprehensive income relating to limited partners’ equity for the Irish wind portfolio is $9 million.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$5	$14
Restricted cash	—	22
Trade receivables and other current assets	1	13
Property, plant and equipment	207	303
Assets held for sale	$213	$352
Liabilities
Current liabilities	$2	$18
Long-term debt	4	73
Other long-term liabilities	25	46
Liabilities directly associated with assets held for sale	$31	$137
In September 2020, Brookfield Renewable completed the sixth and final sale of its assets in South Africa that were acquired through the acquisition of TerraForm Global in 2017, corresponding to a 33 MW solar facility. See Note 3 – Disposal of assets.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2019 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$482	$—	$—	$482	$352
Restricted cash(1)	374	—	—	374	293
Financial instrument assets(2)
Energy derivative contracts	—	42	57	99	141
Foreign exchange swaps	—	15	—	15	12
Investments in debt and equity securities	35	193	43	271	160
Property, plant and equipment	—	—	38,939	38,939	41,055
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(32)	—	(32)	(8)
Interest rate swaps	—	(444)	—	(444)	(265)
Foreign exchange swaps	—	(40)	—	(40)	(41)
Tax equity	—	—	(401)	(401)	(412)
Contingent consideration(3)	—	—	(22)	(22)	(11)
Liabilities for which fair value is disclosed:
Corporate borrowings(2)	(2,294)	(379)	—	(2,673)	(2,204)
Non-recourse borrowing(2)	(409)	(16,982)	—	(17,391)	(16,060)
Total	$(1,812)	$(17,627)	$38,616	$19,177	$23,012
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Amount relates to acquisitions with obligations lapsing in 2021 to 2024.
There were no transfers between levels during the nine months ended September 30, 2020.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$99	$32	$67	$133
Interest rate swaps	—	444	(444)	(265)
Foreign exchange swaps	15	40	(25)	(29)
Investments in debt and equity securities	271	—	271	160
Tax equity	—	401	(401)	(412)
Total	385	917	(532)	(413)
Less: current portion	60	230	(170)	(158)
Long-term portion	$325	$687	$(362)	$(255)
(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(26)	$(6)	$(35)	$13
Interest rate swaps	(20)	(23)	(79)	(87)
Foreign exchange swaps	29	40	113	42
Tax equity	9	14	(2)	2
Foreign exchange gain (loss)	46	(49)	15	(45)
	$38	$(24)	$12	$(75)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(10)	$(10)	$18	$30
Interest rate swaps	(1)	(16)	(69)	(73)
Foreign exchange swaps	1	—	1	—
	(10)	(26)	(50)	(43)
Foreign exchange swaps – net investment	(40)	29	3	36
Investments in debt and equity securities	5	14	(3)	37
	$(45)	$17	$(50)	$30
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(7)	$(5)	$(48)	$(15)
Interest rate swaps	2	3	9	10
Foreign exchange swaps	—	—	—	—
	$(5)	$(2)	$(39)	$(5)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	160	36	49	57	27	10	7	120	16	—	482	(16)	401	867
Other income	19	7	2	3	2	1	2	7	1	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(23)	(11)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	101	32	32	45	19	9	6	104	6	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(28)	(3)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	—	(1)	(1)	(6)	1	(8)	(13)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	66	24	23	24	13	7	6	76	2	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(46)	(5)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instrument gain (loss)	(25)	—	1	28	(1)	2	2	(27)	(1)	(12)	(33)	3	68	38
Deferred income tax expense	20	—	(2)	7	3	—	—	1	—	10	39	1	—	40
Other	(18)	(4)	(2)	(28)	(17)	(1)	(2)	2	—	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	(17)	4	15	(23)	(20)	5	4	6	(4)	(132)	(162)	—	—	(162)
(1)Share of loss from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(20)	487	897
Other income	2	17	—	—	2	—	—	3	—	4	28	—	10	38
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	8	(154)	(303)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	12	5	17
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	(5)	(36)
Interest expense	(39)	(4)	(9)	(15)	(5)	(2)	(2)	(13)	(3)	(21)	(113)	1	(124)	(236)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	—	(4)	(10)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(1)	(5)	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	55	46	24	16	10	7	5	36	6	(72)	133	—	—
Depreciation	(57)	(22)	(5)	(41)	(10)	(4)	(1)	(13)	(6)	(1)	(160)	3	(161)	(318)
Foreign exchange and financial instrument gain (loss)	(3)	(2)	2	6	(10)	—	—	(4)	(1)	3	(9)	1	(16)	(24)
Deferred income tax expense	25	1	(1)	(3)	2	—	—	—	—	1	25	—	—	25
Other	(19)	(1)	(1)	(6)	(1)	(4)	(4)	(7)	—	(4)	(47)	—	(11)	(58)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	188	188
Net income (loss) attributable to Unitholders(2)	1	22	19	(28)	(9)	(1)	—	12	(1)	(73)	(58)	—	—	(58)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $22 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	230	53	—	1,493	(54)	1,419	2,858
Other income	40	16	10	7	5	2	4	19	2	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(50)	(29)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	31	22	53
Adjusted EBITDA	472	114	93	138	45	18	17	199	26	36	1,158	—	887
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(16)	(22)	(53)	(11)	(4)	(4)	(64)	(8)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(4)	(4)	—	—	(1)	—	(2)	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	367	94	67	85	34	13	13	133	17	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(6)	(89)	(15)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	—	(40)	(5)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	1	—	25	30	(2)	—	28
Other	(81)	(13)	1	(31)	(24)	(3)	(3)	(3)	(2)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	68	37	47	(40)	(40)	1	5	2	(5)	(259)	(184)	—	—	(184)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(60)	1,530	3,006
Other income	11	20	—	2	3	—	—	5	—	8	49	—	28	77
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	26	(474)	(937)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	34	17	51
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	1,101
Management service costs	—	—	—	—	—	—	—	—	—	(78)	(78)	—	(13)	(91)
Interest expense	(119)	(16)	(25)	(51)	(12)	(5)	(2)	(40)	(10)	(70)	(350)	10	(406)	(746)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	—	(24)	(50)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(10)	(9)	(19)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Funds From Operations	375	119	75	67	38	14	8	83	20	(209)	590	—	—
Depreciation	(168)	(66)	(15)	(118)	(34)	(12)	(2)	(43)	(17)	(2)	(477)	10	(457)	(924)
Foreign exchange and financial instrument gain (loss)	—	1	1	—	(19)	—	—	(1)	(1)	(25)	(44)	1	(32)	(75)
Deferred income tax expense	(15)	3	(5)	1	2	—	(2)	1	—	22	7	—	(11)	(4)
Other	(46)	(2)	—	(9)	(5)	1	(2)	(29)	—	(13)	(105)	—	(2)	(107)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	502	502
Net income (loss) attributable to Unitholders(2)	146	55	56	(59)	(18)	3	2	11	2	(227)	(29)	—	—	(29)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $147 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2020
Cash and cash equivalents	$29	$5	$22	$29	$22	$5	$13	$141	$11	$11	$288	$(39)	$233	$482
Property, plant and equipment	11,465	1,350	1,489	3,857	1,126	256	174	4,292	688	—	24,697	(1,030)	15,272	38,939
Total assets	12,301	1,521	1,720	4,036	1,344	276	238	4,722	719	194	27,071	(463)	17,515	44,123
Total borrowings	3,234	163	407	1,827	685	65	132	3,238	225	2,425	12,401	(356)	6,062	18,107
Other liabilities	2,925	125	419	782	245	6	27	643	15	420	5,607	(107)	2,697	8,197
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	260	21	4	25	24	1	—	49	9	2	395	(13)	188	570
As at December 31, 2019
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(19)	$228	$352
Property, plant and equipment	11,488	1,938	1,773	2,458	628	368	187	2,018	732	—	21,590	(1,142)	20,607	41,055
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(520)	23,175	46,196
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(431)	8,450	17,300
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(483)	4,026	8,416
For the nine months ended September 30, 2019:
Additions to property, plant and equipment	43	20	2	8	3	—	—	—	12	2	90	(12)	147	225
(1)Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to Brookfield Renewable) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Hydroelectric
North America	$190	$199	$820	$877
Brazil	41	56	156	190
Colombia	202	230	638	718
	433	485	1,614	1,785
Wind
North America	94	95	344	354
Europe	54	59	166	205
Brazil	27	33	59	80
Asia	25	27	74	46
	200	214	643	685
Solar	224	188	581	507
Storage & Other	10	10	20	29
Total	$867	$897	$2,858	$3,006
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2020	December 31, 2019
United States	$21,006	$21,166
Colombia	6,173	7,353
Canada	4,362	4,680
Brazil	2,733	3,621
Europe	4,483	4,312
Asia	1,098	860
	$39,855	$41,992
7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (2.6)% for the nine months ended September 30, 2020 (2019: 24.1%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2019	$26,015	$9,300	$5,505	$235	$41,055
Additions(3)	364	77	128	1	570
Acquisitions through business combinations	—	—	661	—	661
Transfer to assets held for sale	—	(157)	—	—	(157)
Items recognized through OCI
Change in fair value	—	37	—	—	37
Foreign currency translation	(1,920)	(277)	84	(59)	(2,172)
Items recognized through net income
Changes in fair value	—	(25)	—	—	(25)
Depreciation	(379)	(364)	(277)	(10)	(1,030)
As at September 30, 2020(4)	$24,080	$8,591	$6,101	$167	$38,939
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $494 million (2019: $340 million).
(3)Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment to its corresponding right-of-use asset. The transaction closed in November 2020.
(4)Includes right-of-use assets not subject to revaluation of $75 million (2019: $71 million) in the hydroelectric segment, $185 million (2019: $208 million) in the wind segment, $140 million (2019: $131 million) in the solar segment, and $3 million (2019: $3 million) in the storage & other segment.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2020				December 31, 2019
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	2.9	5	$299	$299
Commercial paper	0.4	< 1	379	379	N/A	N/A	N/A	N/A
Medium Term Notes:
Series 4 (C$150)	5.8	16	113	149	5.8	17	115	142
Series 8 (C$400)	—	—	—	—	4.8	2	308	324
Series 9 (C$400)	3.8	5	300	330	3.8	5	308	322
Series 10 (C$500)	3.6	6	375	420	3.6	7	384	400
Series 11 (C$475)	4.3	8	357	417	4.3	9	231	248
Series 12 (C$475)	3.4	9	357	395	3.4	10	231	232
Series 13 (C$300)	4.3	29	225	265	4.3	30	231	237
Series 14 (C$425)	3.3	30	319	318	—	—	—	—
	3.9	14	2,046	2,294	4.1	10	1,808	1,905
Total corporate borrowings			2,425	$2,673			2,107	$2,204
Add: Unamortized premiums(1)			3				—
Less: Unamortized financing fees(1)			(9)				(7)
Less: Current portion			(379)				—
			$2,040				$2,100
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable had $379 million commercial paper outstanding as at September 30, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2020, there were no letters of credit issued that utilized the corporate credit facility (2019: nil).
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	September 30, 2020	December 31, 2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(281)	(266)
Available portion of corporate credit facilities	$2,269	$1,985
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On April 3, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
On August 11, 2020, Brookfield Renewable completed the issuance of C$425 million ($319 million) Series 14 medium term notes. The medium term notes have a fixed interest rate of 3.33% and a maturity date of August 2050. The series 14 medium term notes are corporate-level green bonds.
On September 14, 2020, Brookfield Renewable repaid C$400 million ($304 million) of Series 8 medium term notes prior to maturity.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin.Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	5.6	9	$6,586	$7,386	5.9	10	$6,616	$7,106
Wind	4.4	10	4,436	4,749	4.4	10	4,351	4,523
Solar	4.4	12	4,630	5,176	4.7	10	4,166	4,333
Storage & other	3.3	1	78	80	3.9	4	94	98
Total	4.9	10	$15,730	$17,391	5.1	10	$15,227	$16,060
Add: Unamortized premiums(3)			68				92
Less: Unamortized financing fees(3)			(110)				(119)
Less: Current portion(4)			(1,315)				(1,133)
Less: Lease purchase commitment(2)			(554)				—
			$13,819				$14,067
(1)Includes $79 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes a lease liability of $554 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. During the second quarter, Brookfield Renewable exercised the buy out option related to this lease liability and the transaction closed subsequent to September 30, 2020.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.
In March 2020, Brookfield Renewable completed a financing totaling $246 million associated with a wind portfolio in the United States. The debt bears interest at a fixed rate of 3.28% and matures in 2037.
In May 2020, Brookfield Renewable completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears interest at a fixed rate of 5.3% and matures in 2021.
In June 2020, Brookfield Renewable completed a financing totaling C$23 million ($17 million) associated with a hydroelectric facility in Canada. The loan bears interest at a fixed rate of 3.5% and matures in 2044.
In June 2020, Brookfield Renewable completed a refinancing of €484 million ($540 million) associated with a solar portfolio in Spain. The debt is comprised both fixed and variable interest rate tranches and bears an average interest rate of 2.77%. The debt matures in 2037.
In September 2020, Brookfield Renewable completed a bond financing associated with the Colombian business totaling COP 450 billion ($120 million). The bonds are comprised of a fixed rate bond bearing interest at 6.26% and matures in 2028 and a variable rate bond bearing interest at the applicable base plus 3.9% and matures in 2045.
In September 2020, Brookfield Renewable completed a refinancing of $296 million associated with a solar portfolio in the United States. The debt bears interest at a fixed rate of 3.38% of the applicable base rate and matures in 2043.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2020	December 31, 2019
Participating non-controlling interests – in operating subsidiaries	$8,758	$11,086
General partnership interest in a holding subsidiary held by Brookfield	46	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,245	3,317
Class A exchangeable shares of Brookfield Renewable Corporation	1,988	—
Preferred equity	581	597
	$13,618	$15,068

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$3,496	$—	$276	$124	$2,212	$15	$1,002	$335	$10,289
Net income (loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
OCI	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposal	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22
As at December 31, 2019	$922	$1,851	$3,619	$163	$618	$89	$2,375	$13	$1,208	$228	$11,086
Net income (loss)	(11)	(21)	—	21	22	20	90	—	(31)	(5)	85
OCI	(42)	(128)	(309)	(4)	(15)	—	(374)	(2)	2	(22)	(894)
Capital contributions	—	6	11	85	(29)	—	—	—	—	(6)	67
Return of capital	—	—	—	—	—	—	—	—		(1)	(1)
Disposal	—	—	—	—	—	—	—	—		(15)	(15)
Distributions	(5)	(27)	(188)	(4)	(1)	(9)	(121)	—	(35)	(36)	(426)
TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	2	(36)	(2)	(1)	(1)	1	(1)	(43)	37	(43)
As at As at September 30, 2020	$865	$1,683	$3,097	$259	$594	$99	$1,971	$10	$—	$180	$8,758
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	50%	25%	53%	0.3%	—%	20%-50%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.300 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.338 per LP unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at September 30, 2020, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2019: 2,651,506) and 129,658,623 (December 31, 2019: 129,658,623), respectively.
As part of the special distribution, completed on July 30, 2020 and the TerraForm Power acquisition, completed on July 31, 2020, BEPC issued 114.8 million exchangeable shares. The distribution resulted in no cash proceeds to the partnership. The exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the exchangeable shares are presented as a component of non-controlling interests. Refer to Note 1 – Basis of preparation and significant accounting policies for further details.
During the nine months period ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares of BEPC for $1 million LP units.
Subsequent to the quarter, Brookfield completed a secondary offering of approximately 4.7 million exchangeable shares, inclusive of the over-allotment option, at a share price of C$80.20 for net proceeds of approximately C$374 million. This transaction was conducted between BEPC and Brookfield and does not impact the partnership capital of our partnership.
Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$4	$4
Incentive distribution	17	12	48	37
	18	13	52	41
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	51	66	193	201
Exchange shares held by Brookfield	25	—	25	—
Exchange shares held by external shareholders	41	—	41	—
Class A shares of Brookfield Renewable Corporation	66	—	66	—
	$135	$79	$311	$242

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2020	2019	September 30, 2020	December 31, 2019
Series 1 (C$136)	5.45	3.36	Apr 2020	$3	$2	$102	$105
Series 2 (C$113)(1)	4.51	2.83	Apr 2020	2	3	84	86
Series 3 (C$249)	9.96	4.40	Jul 2019	6	6	186	192
Series 5 (C$103)	4.11	5.00	Apr 2018	3	3	77	79
Series 6 (C$175)	7.00	5.00	Jul 2018	5	5	132	135
	31.03			$19	$19	$581	$597
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2020.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2020	2019	September 30, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	Apr 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	5	6	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	6	7	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	7	7	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	7	7	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	6	4	126	126
Series 17 ($200)	8.00	5.25	Mar 2025	7	—	195	—
	52.89			$40	$33	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at June 30, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2020.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2020, 183,197,785 LP units were outstanding (December 31, 2019: 178,977,800 LP units) including 45,832,944 LP units (December 31, 2019: 56,068,944 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP Unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and will not receive any of the proceeds from the offering of LP units.
On July 31, 2020, Brookfield Renewable completed the TerraForm Power Acquisition by issuing 37,035,241 exchangeable shares and 4,034,469 LP units. Brookfield Asset Management's direct and indirect interest after the TerraForm Power Acquisition represented approximately 51.5% of the company on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 25% direct limited partnership interest in the company after the TerraForm Power Acquisition. Refer to Note 1 – Basis of Preparation and Significant Accounting Policies for further information on the Terraform Power Acquisition.
During the three and nine months ended September 30, 2020, 30,716 LP units and 100,352 LP units, respectively (2019: 38,997 LP units and 144,245 LP units) were issued under the distribution reinvestment plan at a total cost of $1 million and $3 million, respectively (2019: $2 million and $5 million).
During the three months ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares for $1 million LP units.
As at September 30, 2020, Brookfield Asset Management’s direct and indirect interest of 220,030,707 LP units, Redeemable/Exchangeable partnership units and exchangeable shares represents approximately 51% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 49% is held by public investors.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 39% direct interest in the exchangeable shares of BEPC as at September 30, 2020.
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the nine months ended September 30, 2020. During the nine months ended September 30, 2019, there were 20,000 LP units repurchased at a total cost of $1 million.
Distributions
The composition of the limited partners' equity distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Brookfield	$18	$29	$78	$87
External LP Unitholders	56	63	192	190
	$74	$92	$270	$277
In January 2020, Unitholder distributions were increased to $1.74 per LP unit on an annualized basis, adjusted for the special distribution of BEPC shares on July 30, 2020, an increase of $0.09 per LP unit, which took effect with the distribution payable in March 2020.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2020:

(MILLIONS)
Opening balance	$937
Investment	29
Share of net income (loss)	(4)
Share of other comprehensive income	12
Dividends received	(17)
Foreign exchange loss	(8)
Other	(33)
Ending balance	$916
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate at 100%:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenue	$95	$91	$302	$310
Net income (loss)	(31)	18	(76)	60
Share of net income (loss)(1)	(5)	7	(4)	21
(1)Brookfield Renewable's ownership interest in these entities ranges from 14% to 60%.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100%:

(MILLIONS)	September 30, 2020	December 31, 2019
Current assets	$537	$539
Property, plant and equipment	6,264	5,912
Other assets	99	74
Current liabilities	387	536
Non-recourse borrowings	1,708	1,513
Other liabilities	1,492	1,017

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Cash	$456	$335
Short-term deposits	26	17
	$482	$352
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operations	$177	$128
Credit obligations	158	143
Development projects	39	22
Total	374	293
Less: non-current	(85)	(104)
Current	$289	$189
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Trade receivables	$619	$580
Prepaids and other	106	143
Other short-term receivables	204	205
Current portion of contract asset	49	51
	$978	$979
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operating accrued liabilities	$255	$309
Accounts payable	150	152
Interest payable on borrowings	115	105
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	44	33
Current portion of lease liabilities	26	21
Other	44	67
	$634	$687
(1)Includes amounts payable only to external LP unitholders and exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.
18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $34 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
Contingencies
In the normal course of business, from time to time, Brookfield Renewable is involved in legal proceedings to the ownership and operations of our fleet. In this regard, TerraForm Power is subject to litigation with respect to an earn-out payment for the acquisition of development assets that SunEdison acquired from the First Wind Sellers in 2014. This claim precedes our initial investment in TerraForm Power in 2017. Additionally, TerraForm Power is subject to litigation relating to a private placement to Brookfield Renewable and affiliates completed in 2018. We cannot predict the impact of pending litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2020	December 31, 2019
Brookfield Renewable along with institutional investors	$47	$50
Brookfield Renewable's subsidiaries	565	668
	$612	$718
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements during the period:
Principal Agreements
TERP Brookfield Master Service Agreement
Since the acquisition of TerraForm Power on October 16, 2017, TerraForm Power had a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield. Prior to the company's acquisition of TerraForm Power, pursuant to the TerraForm Power Master Services Agreements, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs have been included in the company’s interim statement of income based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.
Governance Agreement
TerraForm Power entered into a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and certain controlled affiliates of Brookfield Asset Management that own voting securities of TerraForm Power relating to the governance of TerraForm Power.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition.
Voting Agreements
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, our company controls and consolidates TerraForm Power.
Other Agreements
Sponsor Line Agreement
On October 16, 2017, the company entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”). The Sponsor Line established a $500 million secured revolving credit facility and provided for the Lenders to commit to make LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The company was only permitted to use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line was to terminate, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company was required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
The company was permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, the company may be required to prepay amounts outstanding under the Sponsor Line.
During the three and nine months period ended September 30, 2020 and 2019, the company made no draws on the Sponsor Line. As at December 31, 2019, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Asset Management, which governs certain aspects of the relationship between Brookfield Asset Management and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Asset Management agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Asset Management and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield Asset Management will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield Asset Management. The rights of TerraForm Power under the TERP Relationship Agreement were subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the three and nine months ended September 30, 2020 and 2019.
The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

TERP Registration Rights Agreement
TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governs the rights and obligations of TerraForm Power, on the one hand, and Brookfield Asset Management and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Asset Management or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion US Holdings 1 L.P. ("Orion Holdings"), Brookfield BRP Holdings (Canada) Inc. ("NA HoldCo") and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. ("BBHC Orion") and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.
New Terra LLC Agreement
TerraForm Power and BRE Delaware, Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC are distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the three and nine months ended September 30, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit Facility
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable during the nine months ended September 30, 2020 (2019: $600 million, which was fully repaid within the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and nine months ended September 30, 2020 (2019: $2 million and $5 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$32	$101	$213	$469
Wind levelization agreement	—	—	—	1
	$32	$101	$213	$470
Direct operating costs
Energy purchases	$1	$(3)	$1	$(8)
Energy marketing fee	(1)	(6)	(2)	(18)
Insurance services(1)	(4)	(6)	(18)	(20)
	$(4)	$(15)	$(19)	$(46)
Interest expense
Borrowings	$—	$(2)	$(1)	$(7)
Contract balance accretion	(1)	—	$(9)	$(5)
	$(1)	$(2)	$(10)	$(12)
Management service costs	$(65)	$(36)	$(151)	$(91)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2020
Current assets	$40	$398	$2,071	$276	$2,143	$(2,833)	$2,095
Long-term assets	4,217	245	5	28,187	41,882	(32,508)	42,028
Current liabilities	45	6	31	5,982	2,853	(5,526)	3,391
Long-term liabilities	—	—	2,039	258	20,617	(1)	22,913
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	8,758	—	8,758
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,245	—	—	2,245
Class A shares of BEPC	—	—	—	—	1,988	—	1,988
Preferred equity	—	581	—	—	—	—	581
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019
Current assets	$32	$408	$1,832	$133	$3,776	$(4,161)	$2,020
Long-term assets	5,428	251	2	25,068	44,459	(31,032)	44,176
Current liabilities	40	7	24	3,918	2,597	(4,163)	2,423
Long-term liabilities	—	—	1,801	300	21,851	(659)	23,293
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,086	—	11,086
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	3,317	—	—	3,317
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended September 30, 2020
Revenues	$—	$—	$—	$—	$867	$—	$867
Net income (loss)	(97)	—	(13)	38	(239)	192	(119)
Three months ended September 30, 2019
Revenues	$—	$—	$—	$—	$898	$(1)	$897
Net income (loss)	(19)	—	3	(158)	192	(36)	(18)
Nine months ended September 30, 2020
Revenues	$—	$—	$—	$—	$2,858	$—	$2,858
Net income (loss)	(86)	—	(12)	3	400	(345)	(40)
Nine months ended September 30, 2019
Revenues	$—	$—	$—	$—	$3,007	$(1)	$3,006
Net income (loss)	37	—	5	(103)	864	(633)	170
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to quarter-end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($178 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the purchase of its lease on its 192 MW hydroelectric facility in Louisiana.
Subsequent to quarter-end, Brookfield Renewable, alongside with institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019.
Subsequent to quarter-end, Brookfield Renewable announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2020

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN